Tailwind Two Acquisition Corp.

150 Greenwich Street, 29th Floor

New York, NY 10006

February 11, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ernest Greene, Thomas Jones

Re:	Tailwind Two Acquisition Corp.
Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-261378

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tailwind Two Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on February 14, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Peter Seligson, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4756, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Chris Hollod
Chris Hollod
Chief Executive Officer